Alto Experience Inc.

ANNUAL REPORT

5600 W Lovers Ln Ste 116-379
Dallas, TX 75209
8883070174
https://ridealto.com/

This Annual Report is dated May 1, 2026.

BUSINESS

Company Overview: Alto Experience Inc. ("Alto" or the "Company") is a corporation organized under the laws of the state of Delaware that provides a premium ride-sharing service with a focus on safety, hospitality, and consistency. The company operates a fleet of luxury, company-owned vehicles and employs vetted W2 drivers, ensuring a high-quality and secure experience for passengers. With operations across several major U.S. cities, Alto is poised for expansion, aiming to cover over 75% of the U.S. ride-share market by 2025. Alto is actively transitioning to an electric vehicle (EV) fleet, aligning with its vision for an environmentally sustainable and autonomous future of mobility. The company has developed a proprietary technology stack that optimizes supply and demand, setting a foundation for efficient operations and high asset utilization.

Company History: Alto was initially incorporated as Mobility Experience Corporation, a Delaware corporation on February 8, 2018, and later changed its name to Alto Experience Inc on June 1, 2018.

Corporate Structure: Alto Experience Inc is the parent company of several subsidiary operating entities. Alto Technology LLC owns the company's technology IP and processes payments for operations in all states, licensing this technology to Alto's state-specific operating companies. Alto Operations LLC owns the vehicle fleet, leasing them to state specific subsidiaries for their operations.

Alto Operations Texas LLC, Alto Operations Florida LLC, and Alto Operations Virginia LLC employ a local workforce in their respective states. Alto Operations California Holdings LLC acts as a holding company for Alto Operations California LLC, which employs a local workforce in California. Alto Operations New York LLC is a licensed operation with several fleet holding companies (Alto New York Fleet 1, 2, 3, and 4 LLCs) to comply with local regulations and permit limits. Subsidiary entities Alto Operations Maryland LLC and Alto Operations DC LLC are currently not active. This setup allows Alto to manage its operations and comply with local regulations across different states.

Intellectual Property: The Company has applied for 3 U.S. utility patents, filed with the USPTO on 5/31/23 and 7/6/23 (application numbers 63/512,201, 63/505,115, and 63/512,205). The Company also has two trademarks filed and granted by the USPTO (USPTO Serial Numbers 88050831 and 88050837). In addition, the Company has developed significant other intellectual property including front-end driver application, passenger application, business user administration interface, and internal management and administration applications. The Company's back-end systems orchestrate the Company's fleet and driver operations. Optimization trade secrets include complex machine learning and artificial intelligence algorithms to forecast demand, balance supply and demand, driver scheduling and rostering, real-time vehicle to task matchmaking, and geospatial forecasting for vehicle positioning.

Litigation Disclosure:

The Company terminated the services of Anil de Mello for cause on July 15, 2018. To date, Mr. de Mello has not threatened or asserted any claim against the Company or its employees, officers or directors.

The Company and/or its subsidiaries have received and is actively defending the following claims or demands:

Willie Mae Jackson v. Alto Experience Inc.

This is a lawsuit pending in the Unites States District Court for the Southern District of Florida alleging Ms. Jackson was not selected as a driver because of a disability and, notably, that she is entitled to damages for a stroke she suffered shortly after her termination (allegedly the result of the discriminatory termination). The Company has objective evidence for Plaintiff's termination (she failed the drive along at the same time as another prospective driver who was not selected either), and Plaintiff rejected two unconditional offers by the Company to retake the drive along road test. A motion to strike the stroke-related damages (on which most of the case hinges, for all practical purposes) is pending before the Court.

Paul Aigbogun v. Alto Operations California LLC

The Company only received a pre-suit letter dated May 11, 2022 asking for employment information required to be disclosed under California law, and which mentions, in a conclusory manner, a constructive discharge (the basis of which is not disclosed). The Company completed a request for the claimant's personnel file and payroll records and may supplement this production with some additional records. Claimant's counsel has not responded or further contacted the Company at this time, and has not indicated what potential claim(s) claimant is considering. After months of inactivity, on or about January 24, 2024, a new letter came in from a different counsel requesting Claimant's personnel and payroll files.

Neptune Linares v. Alto Operations California LLC

This is Charge of Discrimination pending before the Department of Fair Employment and Housing filed June 8, 2022. Claimant alleges he was not hired as a driver due to his conviction history. The Company has submitted a position statement laying out the legitimate non-discriminatory reasons claimant was not selected as a driver. The Charge remains pending before the DFEH and the Company may not receive a decision from the DFEH for several months.

Bertram Pulce v. Alto Experience Inc.

Claimant sent a demand letter alleging claims related to Labor Code violations of unpaid wages and missed meal and rest periods, as well as retaliation and wrongful termination for allegedly complaining of wage and hour violations. Claimant was made aware that his claims would be subsumed by a recent class action settlement and that his case could be subject to a procedural stay if filed. Claimant's counsel then alleged that there are additional claims for racial discrimination. The claims are currently being investigated and discussed with claimant's counsel. No complaint has yet been filed in court.

David Haro v. Alto Operations California LLC

Plaintiff filed a lawsuit in the Los Angeles Superior Court alleging various forms of discrimination and retaliation. The Company is defending the claim and it is currently in the discovery phase.

Lee Colin v. Alto Operations California LLC

Claimant sent a demand letter alleging claims of disability discrimination, retaliation, and intentional infliction of emotional distress related to a workplace injury for which he has also filed a workers compensation claim. The claim is currently being investigated and discussed with his counsel. No complaint has yet been filed in court.

Gabriela Becerra v. Alto Operations California LLC

Claimant recently sent a demand letter alleging claims of constructive wrongful termination and whistleblower retaliation. The claim is currently being investigated and discussed with his counsel. No complaint has yet been filed in court.

Cecilia Carrera v. Alto Operations California LLC

Claimant recently sent a demand letter alleging claims of constructive wrongful termination, whistleblower retaliation, race discrimination, and harassment. The claim is currently being investigated and discussed with his counsel. No complaint has yet been filed in court.

Luis Sanchez Molina v. Alto Operations California

Claimant recently sent a demand letter alleging disability discrimination. No complaint has yet been filed in court.

Karen Andaya v. Alto Operations California

This former employee filed a complaint on September 1, 2023. We filed the answer on October 16, 2023. The complaint alleges gender discrimination, harassment, retaliation and wrongful termination. We are currently investigating the claims and will engage in some discovery

Alyssa Brumett v. Alto Operations California

Claimant made a request under the Labor Code for her personnel file and payroll records. We are currently completing this request. Her counsel has reached out to discuss alleged claims and we will investigate their claims.

Vinko Sapina, et al. (and on behalf of a putative class of similarly situated workers), v. Alto Operations California, LLC, et al.

A settlement has been reached, MOU signed, and settlement payment made in escrow. The settlement is pending formal court approval expected in the summer of 2024.

Two additional class actions (Nora Paradisio et al. v. Alto Operations California LLC and ROBERTO ARMANDO AYON v. ALTO OPERATIONS CALIFORNIA, LL) with the same claims also be filed against the Company but are integrated into the same settlement.

*For the avoidance of doubt, in the above matter descriptions, the term "Company" includes any applicable subsidiary of the Company.

Previous Offerings

Name: Series A-1 Preferred Stock
Type of security sold: Equity

Final amount sold: $7,700,000.00
Number of Securities Sold: 5,384,616
Use of proceeds: Development of IP, early product development and launch
Date: June 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Series A-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $6,770,000.00
Number of Securities Sold: 4,369,355
Use of proceeds: Development of IP, early product development and launch
Date: September 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Series B-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $11,100,000.00
Number of Securities Sold: 4,354,257
Use of proceeds: Product and market expansion
Date: June 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Series B-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $35,000,000.00
Number of Securities Sold: 11,450,709
Use of proceeds: Product and market expansion
Date: June 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Series C Preferred Stock
Type of security sold: Equity
Final amount sold: $39,600,000.00
Number of Securities Sold: 7,224,739
Use of proceeds: Product and market expansion
Date: March 01, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Series C-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $21,500,000.00
Number of Securities Sold: 30,758,651
Use of proceeds: Product and market expansion
Date: September 01, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $2,500,000.00
Use of proceeds: Marketing
Date: December 01, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

The following summarizes the financial and operational highlights for 2025 compared to 2024:

Financial Performance:

– Revenues increased 136% to $77.4 million in 2025 compared to $32.9 million in 2024.
– We completed 3,294,000 trips in 2025 compared to 990,000 in 2024 representing a 233% increase.
– We added 115 vehicles to our fleet in 2025 reaching a total of 536 vehicles in December 2025 compared with 421 in December 2024

Revenue

Revenue for fiscal year 2025 was $77,449,193 compared to $32,860,913 in fiscal year 2024.

The increase in revenues in 2025 was driven by the growth of our strategic partnership with Uber in the Los Angeles and Miami markets. The breakdown of Revenues by service line are shown below:

– Membership revenue: $2,708,832 for year ended 2025 vs $3,425,358 for year ended 2024
– Per trip business to consumer revenue: $72,009,639 for year ended 2025 vs $25,546,222 for year ended 2024
– Per trip business to business revenue: $2,730,722 for year ended 2025 vs $3,889,333 for year ended 2024

Cost of sales

Cost of sales for fiscal year 2025 was $67,854,351 compared to $31,193,782 in fiscal year 2024.

The costs increased in relation to providing significantly more trips in 2025 consisting primarily of hosting costs, merchant and credit card processing fees, depreciation and amortization, fuel, vehicle storage, vehicle insurance, tolls, and SAAS subscriptions associated with the delivery of transportation services to our customers.

Gross margins

Gross margins for fiscal year 2024 was 1,667,131 compared to 9,594,842 in fiscal year 2025.

Gross margin as a percentage of Revenue improved to 12% in 2025 compared with 5% in 2024. This margin improved significantly due to operating leverage achieved through increased trip volume, fleet utilization and initiatives focused on increasing operational efficiency.

Expenses

Operating Expenses for fiscal year 2024 was $24,030,077 compared to $31,312,014 in fiscal year 2025.

Operating Expenses include General and Administrative, Sales and Marketing, Depreciation and amortization, Vehicle Operating Costs and Research and Development. The increase is mainly linked to the increase of General and administrative and Vehicle operating costs, which includes compensation and employee benefits for employees not related to driving, facility costs (including rent), bad debt costs, professional service fees, SaaS subscriptions, employee recruiting, other general overhead costs, vehicle repair costs and vehicle insurance deductible costs.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company's margins continue to improve and future cash needs will be less than historical ones. Past cash was primarily generated through sales and equity investments. Our goal is to continue to improve market-level profitability and reach cash flow positive operations by 2026.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 5439655.

Debt

Creditor: Silicon Valley Bank
Outstanding balance: $3,763,397.00
Interest rate: 9.5%
Material terms: The company is currently repaying the principal with monthly payments of $86,206.89. Commencing on August 1, 2024 the principal repayment will amount to $266,457.68 until full repayment of the Loan. As of December 31st 2023 the Company owed $3,763,397. Floating rate per annum equal to the greater of (1) four and one-quarter of one percent (4.25%) and (2) the Prime Rate plus the Prime Rate Margin. The

"Prime Rate" is the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal or any successor. The "Prime Rate Margin" is one percent (1.0%).

Creditor: Escalate Capital IV LP
Outstanding balance: $10,000,000.00
Interest rate: 11.75%
Material terms: The Company will start amortizing the outstanding principal balance on April 30, 2025 in 24 equal monthly payments. Interest composed of 9.00% per annum Cash Interest Rate and 2.75% per annum Paid in Kind Interest Rate.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Winton Lee Coleman III

 Winton Lee Coleman III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, CEO, and Chairman of the Board
• Dates of Service: May 2018 — Present
• Responsibilities: Run the business, conduct investor relations, and manage the board of directors. Receives salary and equity compensation from the Company.

Name: Patrice Andre Crisinel

 Patrice Andre Crisinel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, Chief Financial Officer, and Board Member
• Dates of Service: July 2018 — Present
• Responsibilities: Responsible for the finance oversight of the Company. Receives salary and equity compensation from the Company.

Other business experience in the past three years:

• Employer: Viatrans SA
Title: Chief Investment Officer and Vice President of the Board
Dates of Service: January 2018 — June 2022
Responsibilities: Managing portfolio of liquid and illiquid assets including real estate.

Name: Jonathan Benjamin Campos

 Jonathan Benjamin Campos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Technology Officer
• Dates of Service: September 2018 — Present
• Responsibilities: Leader of Technology, Engineering and Product Strategy for Alto. Receives salary and equity compensation from the Company.

Name: Fiona Elizabeth Anderson Maguire

 Fiona Elizabeth Anderson Maguire's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: VP, Growth
• Dates of Service: May 2023 — Present
• Responsibilities: Leads our growth functions, including sales, marketing, partnerships, and stewards the overall brand & customer experience. Receives salary and equity compensation from the Company.

Other business experience in the past three years:

• Employer: DoorDash
Title: General Manager, DashMart (2 years) and Senior Manager, DashMart (6 months)
Dates of Service: November 2020 — May 2023

Responsibilities: Led operations across the Central region of the US (TX to MN & IL) for DoorDash's 1st party convenience and grocery business. Managed 35+ warehouses, nearly 50 salaried managers, and an hourly team of 400+. Responsible for the P&L of each location and my portfolio of sites.

Name: Dana Frank Donato

Dana Frank Donato's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President of Operations
• Dates of Service: September 2018 — Present
• Responsibilities: Oversee all the field operations of the company, including our markets, customer service, Human Resources, fleet, driver recruiting, and driver support. Receives salary and equity compensation from the Company.

Name: Michael Edmund Davis

Michael Edmund Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: VP and Principal Architect, Passenger Experience
• Dates of Service: April 2019 — Present
• Responsibilities: Lead and participate in the development of software solutions and applications within Alto's Engineering Team. Responsible for our Passenger and Driver mobile applications, oversee and implement various third-party integrations, and architect, build, and maintain backend solutions. Receives salary and equity compensation from the Company.

Name: Patrick Michael Gallagher

Patrick Michael Gallagher's current primary role is with Tuesday Capital. Patrick Michael Gallagher currently services approximately 1-2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: December 2019 — Present
• Responsibilities: On the company's Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

• Employer: Tuesday Capital
Title: Managing Partner
Dates of Service: October 2011 — Present
Responsibilities: Founder and managing partner at Tuesday Capital, an early-stage venture capital firm.
• Employer: Remote.it Inc
Title: Board of Directors
Dates of Service: December 2011 — Present
Responsibilities: Investor and on the Board of the Company.
• Employer: Branding Brand
Title: Board of Directors
Dates of Service: February 2012 — Present
Responsibilities: Investor and on the Board of the Company.
• Employer: Kolors Inc
Title: Board Member
Dates of Service: May 2020 — Present
Responsibilities: Investor and on the board of Kolors Inc.

Name: Gilbert Gregory Garcia II

 Gilbert Gregory Garcia II's current primary role is with Green Park & Golf Ventures . Gilbert Gregory Garcia II currently services approximately 1-2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: September 2023 — Present
• Responsibilities: Investor and on the Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

• Employer: Green Park & Golf Ventures
Title: VP of Investments
Dates of Service: May 2011 — Present
Responsibilities: Responsible for sourcing and analyzing new ventures, montioring the current investment portfolio and preparing for successul exits.

Name: Travis Gardner Goff

 Travis Gardner Goff's current primary role is with Goff Capital, Inc.. Travis Gardner Goff currently services approximately 1-2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: June 2021 — Present
• Responsibilities: On the company's Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

• Employer: Goff Capital, Inc.
Title: President
Dates of Service: February 2009 — Present
Responsibilities: President of Goff Capital
• Employer: ProbablyMonsters
Title: Board Member
Dates of Service: July 2019 — Present
Responsibilities: Board Member for ProbablyMonsters
• Employer: Wyre
Title: Board Member
Dates of Service: September 2019 — January 2024
Responsibilities: Board Member for Wyre
• Employer: Cascade Engineering Technologies, Inc.
Title: Board Member
Dates of Service: September 2020 — Present
Responsibilities: Board Member for Cascade Engineering Technologies, Inc.

• Employer: GameSquare
Title: Board Member
Dates of Service: September 2021 — Present
Responsibilities: Board Member for GameSquare
• Employer: Waterloo Solutions
Title: Board Member
Dates of Service: November 2021 — Present
Responsibilities: Board Member for Waterloo Solutions
• Employer: Canyon Ranch
Title: Board Member
Dates of Service: July 2023 — Present
Responsibilities: Board Member for Canyon Ranch

Name: Andrew Cassidy Lauck

Andrew Cassidy Lauck's current primary role is with RedBird Capital Partners. Andrew Cassidy Lauck currently services approximately 1-2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: March 2023 — Present
• Responsibilities: On the company's Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

• Employer: RedBird Capital Partners
Title: Partner
Dates of Service: July 2014 — Present
Responsibilities: Partner at RedBird Capital Partners.

Name: Boris Guillaume Blanche

Boris Guillaume Blanche's current primary role is with Viatrans SA. Boris Guillaume Blanche currently services approximately 1-2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder & Board Member
• Dates of Service: May 2018 — Present
• Responsibilities: On the company's Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

• Employer: Viatrans SA
Title: Chief Executive Officer
Dates of Service: April 2014 — Present
Responsibilities: Oversight of all activities of the group, providing strategic guidance to the Board of Directors and acting as spokeperson for the group
• Employer: Autonomy Partners
Title: Partner
Dates of Service: June 2017 — Present
Responsibilities: Partner at Autonomy Partners
• Employer: Road Ventures
Title: Co-founder and Board Member
Dates of Service: December 2017 — Present
Responsibilities: Co-founder and Board Member at Road Ventures
• Employer: Geneva Foundation for International Road Transport
Title: CEO
Dates of Service: September 2019 — Present
Responsibilities: Strategic Guidance, new Donor acquisitions and business development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series AA-2 Preferred Stock
Stockholder Name: SISCAP, SA

Amount and nature of Beneficial ownership: 3,225,806
Percent of class: 14.68%

Title of class: Series BB-1 Preferred Stock
Stockholder Name: SISCAP, SA
Amount and nature of Beneficial ownership: 4,064,179
Percent of class: 14.68%

Title of class: Series BB-2 Preferred Stock
Stockholder Name: SISCAP, SA
Amount and nature of Beneficial ownership: 1,648,532
Percent of class: 14.68%

Title of class: Series C-1 Preferred Stock
Stockholder Name: SISCAP, SA
Amount and nature of Beneficial ownership: 5,541,908
Percent of class: 14.68%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock, Series AA-1 Preferred Stock, Series AA-2 Preferred Stock, Series BB-1 Preferred Stock, Series BB-2 Preferred Stock, Series C-1 Preferred Stock, Series CC Preferred Stock, Series CF Preferred Stock, and Convertible Note.

Common Stock

Authorized: 119,000,000
Outstanding: 5,895,994
Voting Rights: One vote per share.
Material Rights

Stock Options

The amount outstanding does not take into account 25,356,398 shares related to common stock stock options. The company currently has 15,637,262 options issued and outstanding, and 9,719,136 shares available for issuance under the plan.

Warrants

The total amount outstanding includes 73,209 shares to be issued pursuant to outstanding Series B warrant block.

Series AA-1 Preferred Stock

Authorized: 5,923,078
Outstanding: 5,384,616
Voting Rights: One vote per share into which the shares are convertible.
Material Rights:
Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series AA-2 Preferred Stock

Authorized: 4,369,355
Outstanding: 4,369,355
Voting Rights: One vote per share into which the shares are convertible.
Material Rights:
Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series BB-1 Preferred Stock

Authorized: 4,354,257
Outstanding: 4,354,257
Voting Rights: One vote per share into which the shares are convertible.
Material Rights:
Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series BB-2 Preferred Stock

Authorized: 11,539,729
Outstanding: 11,450,709
Voting Rights: One vote per share into which the shares are convertible.
Material Rights:
Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series CC Preferred Stock

Authorized: 8,449,837
Outstanding: 7,224,739
Voting Rights: One vote per share into which the shares are convertible.

Material Rights:
Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series C-1 Preferred Stock

Authorized: 35,790,980
Outstanding: 31,079,336
Voting Rights: One vote per share into which the shares are convertible.
Material Rights:
Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Warrants. The total amount outstanding includes 3,635,030 of shares to be issued pursuant to outstanding warrants.

Series CF Preferred Stock

Authorized: 3,676,470
Outstanding: 1,605,583
Material Rights:
Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series CF Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount, the Series CC Liquidation Amount, and the Preceding Preferred Stock Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series CF Original Issue Price plus any dividends declared but unpaid thereon (the "Series CF Liquidation Amount").

Irrevocable Proxy. Each Subscriber hereby irrevocably appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities (including any shares of Common Stock issuable upon the conversion of such Securities), (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest sufficient in law. Such proxy and power will be irrevocable. The proxy and power shall continue and, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities (including any shares of Common Stock issuable upon the conversion of such Securities). However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. Subscriber shall not and will not grant any subsequent proxies with respect to such Securities (including any shares of Common Stock issuable upon the conversion of such Securities) or enter into any agreement or understanding with any such individual or entity to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this proxy.

Convertible Note

Amount Outstanding: $2,500,000.00
Maturity Date: December 13, 2027
Conversion Type: Preferred Stock
Conversion Trigger: Voluntary conversion on sale of $20M or more in preferred equity
Discount Rate: 20.0%
Interest Rate: 4.5%
Material Rights: None

Convertible Note

Amount Outstanding: $3,869,976

Maturity Date: October 13, 2028

Conversion Type: Preferred Stock

Conversion Trigger: Voluntary conversion on sale of $20M or more in preferred equity

Discount Rate: 20.0%

Interest Rate: 14.5%

Material Rights: None

The holders of the convertible notes were issued warrants to purchase 2,770,212 Series C-1 preferred shares.

Convertible Note

Amount Outstanding: $20,000,000

Maturity Date: June 30,2027

Conversion Type: Preferred Stock with a Conversion Cap at $250,000,000

Conversion Trigger: Completion of a qualified equity financing with an aggregate sales price exceeding $10,000,000

Discount Rate: 20%

Interest Rate: 10%

Material Rights: None

Convertible Note

Amount Outstanding: $9,000,000

Maturity Date: June 30,2027

Conversion Type: Preferred Stock, with a Conversion Cap at $150,000,000

Conversion Trigger: Completion of a qualified equity financing with an aggregate sales price exceeding $10,000,000

Discount Rate: 20%

Interest Rate: 10%

Material Rights: None

Convertible Note

Amount Outstanding: $3,000,000

Maturity Date: June 30,2027

Conversion Type: Preferred Stock, with a Conversion Cap at $150,000,000

Conversion Trigger: Completion of a qualified equity financing with an aggregate sales price exceeding $10,000,000

Discount Rate: 20%

Interest Rate: 10%

Material Rights: None

What it means to be a minority holder

As a minority holder of Series CF Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies,

investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated

events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with No Voting Rights
The Series CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial

resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or

retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our business may be adversely impacted by general economic conditions.
Our results of operations will be dependent upon discretionary spending by Texas, California, Florida, and other applicable state's consumers, which may be affected by general economic conditions globally or in Texas, California, Florida, and other applicable states. Worldwide economic conditions and consumer spending have deteriorated and there can be no assurance that consumer spending will return to prior levels. Some of the factors that are having an impact on discretionary consumer spending include increased unemployment, reductions in disposable income as a result of equity market declines and declines in consumer confidence, and results of the COVID-19 pandemic. These and other macroeconomic factors could have an adverse effect on our profitability or growth plans, which could harm our financial condition and operating results. The impact of potentially limited credit availability on consumers and such as our suppliers cannot be predicted. Reduction in disposable income of our customers could lead to disruptions which could adversely impact our sales and financial condition.

Our business is subject to risk of pandemics and other disruptions on consumer travel.
The COVID-19 pandemic in 2020 and 2021 had material adverse effects on our business and any future outbreaks of COVID or other illness that results in changes to consumer's travel, dining, event, or other plans that drive the need for ride-hailing and mobility services could adversely impact our business in the future.

Our business is subject to risk of government action.
While we are committed to use our best efforts to comply with all laws, including federal, state and local laws and regulations, there is a possibility that governmental action to enforce any alleged violations may result in legal fees and damage awards that would adversely affect us. In the event we are unable to maintain a Transportation Network Company license in Texas, or the equivalent relevant licenses in other jurisdictions into which we may expand, we would be unable to continue such business in applicable jurisdictions.

Because our business is dependent upon continued market acceptance by consumers, any negative trends will adversely affect our business operations.

We are substantially dependent on continued market acceptance and proliferation of ride-hailing and mobility services. We believe that consumer demand for mobility services will continue to grow. While we believe that the market and opportunity in the mobility-as-a-service space continues to grow, we cannot predict the future growth rate and size of the market. Any negative outlook on our industry will adversely affect our business operations.

Our platform and software is highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and business.

Our platform and software is highly technical and complex. The platform may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently. We could face legal claims for tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and seriously harm our reputation and business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

We face risks of increased costs of cars, including as a result of limited supplies of competitively priced cars.

We manage a fleet of vehicles. In recent years, the average cost of new cars has increased. We may not be able to lease sufficient quantities of cars from lessors or automobile manufacturers on competitive terms and conditions or below MSRP rates, and therefore may be forced to lease cars at higher prices, or on terms less competitive, than for cars leased by our competitors. In addition, certain car manufacturers, such as Ford, have adopted strategies to de-emphasize sales to the car rental and ride sharing industry which they view as less profitable due to historical sales incentive and other discount programs that tended to lower the average cost of cars for fleet purchasers such as us. Reduced or limited supplies of equipment together with increased prices are risks that we face. We cannot offer assurance that we will be able to pass on increased costs of leasing cars or equipment to our customers. Failure to pass on significant cost increases to our customers would have a material adverse impact on our results of operations and financial condition.

Fluctuations in fuel costs or reduced supplies could harm our business.

We could be adversely affected by limitations on fuel supplies, the imposition of mandatory allocations or rationing of fuel or significant increases in fuel prices. A severe or protracted disruption of fuel supplies or significant increases in fuel prices could have a material adverse effect on our financial condition and results of operations, either by directly interfering with normal activities.

Our industry is highly competitive, and we have less capital and resources than many of our competitors, which may give our competitors an advantage in developing and marketing products and services similar to ours or make our offerings obsolete.

We are involved in a highly competitive industry where we may compete with numerous other companies who offer alternative methods, services, or approaches, who may have far greater resources, more experience, and personnel. Such resources may give our competitors an advantage in developing and marketing services and products similar to our services and products that make our services and products obsolete. There can be no assurance that we will be able to successfully compete against these other entities.

We may face risks related to uninsured liabilities or future claims that exceed our insurance limits.
Our business is exposed to claims for personal injury, death and property damage resulting from the use of the vehicles used by us, and for employment-related injury claims by our employees and our ridesharing customers. We may purchase insurance to cover these claims but cannot assure, however, that we will not be exposed to uninsured liability potentially resulting in multiple payouts or otherwise, liabilities in respect of existing or future claims exceeding the level of our insurance, availability of sufficient capital to pay any uninsured claims or the availability of insurance with carriers maintained on economically reasonable terms, if at all. While we may obtain insurance for many of these risks, we may retain risk relating to certain of these perils and certain perils may not be covered by our insurance.

Our business model is dependent on the continued success and viability of the ride hailing and mobility services industry and "transportation network companies", and we may become subject to government regulation and legal uncertainties that could reduce demand for our products and services or increase the cost of doing business, thereby adversely affecting our ability to generate revenues.
There has been a recent increase in the number of ride hailing, mobility services and transportation network companies ("TNC") that allow customers to order rides on demand using smartphone apps. However, the marketplace has come under increased scrutiny from governments and various interested groups (such as taxi drivers and companies, environmentalists, etc.) have strenuously opposed the proliferation of these services in recent years. TNCs are subject to regulations that require drivers to undergo criminal background checks and vehicle inspections, receive driver training, follow a zero tolerance policy on drugs and alcohol, and carry insurance policies with a minimum liability coverage. Some of the companies that received new TNC licenses include Lyft (www.lyft.me), Sidecar (www.side.cr) and UberX (www.uber.com). Cities have also sought, and may in the future seek, to regulate or ban peer-to-peer ridesharing under their authority to license taxi companies. Proper hiring practices, training and oversight by us may be necessary to ensure public safety. It is likely that a number of laws and regulations may be adopted in the future with respect to ride hailing, mobility services covering issues such as: (i) liability, (ii) unionization, (iii) rules and standards for drivers, vehicles, and passenger safety, (iv) licensing and insurance requirements, and (v) environmental concerns, among others. If we are unable to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and Alto may be forced to implement new measures to sustain our operating business segments. If the ride hailing mobility services industry faces increased scrutiny and regulation, we will be required to devote legal and other resources to addressing such regulation, either directly or indirectly.

We may face risks related to government regulations.

We may be subject to a wide variety of regulatory burdens related to operations, and changes in the regulatory areas may require management to make significant modifications to our stated strategies depending on future events. Governmental regulations will affect almost every aspect of our business, including the fair treatment of our employees and independent contractors, wage and hour regulations, and financing activities with customers. We could also be susceptible to claims or related actions if we fail to operate the business in accordance with applicable laws. Federal and state governments in markets have increasingly placed restrictions and limitations on the vehicles sold in the market in an effort to combat perceived negative environmental effects. For example, in the U.S., vehicle manufacturers are subject to federally mandated corporate average fuel economy standards which will increase substantially through 2025. Furthermore, numerous states, including California, have adopted or are considering requiring the sale of specified numbers of zero-emission vehicles. Significant increases in fuel economy requirements and new federal or state restrictions on emissions on vehicles and automobile fuels in the U.S. could adversely affect prices of our fleet and could increase prices for our services.

We depend on the continued growth and reliability of the internet, global positioning systems, and apps.

The recent growth in the use of apps and ridesharing services may cause periods of decreased performance for many ridesharing services, internet providers, apps and related service providers. If app and ridesharing usage continues to grow rapidly, the infrastructure these services are reliant upon (i.e., the internet, global positioning systems, and telecommunications networks and devices) may not be able to support these demands and therefore performance and reliability may decline. Decreased performance with respect to some or all of these critical components of Our business model has also been attributed to illegal attacks by third parties. If outages or delays occur frequently or increase in frequency, or businesses are not able to protect themselves adequately from such illegal attacks, the market for mobile apps, ridesharing services and related technologies could grow more slowly or decline, which may reduce the demand for our rideshare platform and related services.

We may be unable to respond to the rapid technological change in the industry and such change may increase costs and competition that may adversely affect our business.

Rapidly changing technologies, frequent new product and service introductions and evolving industry standards characterize our market. The continued growth of the Internet and intense competition in the industry exacerbates these market characteristics. Our success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our products and services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of our products and services. In addition, any new enhancements must meet the requirements of our customers and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our products and services or infrastructures to adapt to these changes. We also expect that new competitors may introduce products, systems or services that are directly or indirectly competitive with us. These competitors may succeed in developing products and services that have greater functionality or are less costly than our products and services, and may be more successful in marketing such products and services. Technological changes have lowered the cost of operating communications and computer systems and purchasing software. These changes reduce our cost of selling products and providing services, but also facilitate increased competition by reducing competitors' costs in providing similar services. This competition could increase price competition and reduce our anticipated profit margins.

Our products and services are new and the industry is rapidly evolving.
Due consideration must be given to our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies in their early stage of development, particularly companies in the rapidly evolving ridesharing industry. To be successful in this industry, we must, among other things: develop and introduce functional and attractive service offerings; attract and maintain a large base of customers; increase awareness of our brand and develop customer loyalty; establish and maintain strategic relationships with certain partners, drivers, and other service providers; respond to competitive and technological developments; and attract, retain and motivate qualified personnel.

We cannot guarantee that we will succeed in achieving our goals, and failure to do so would have a material adverse effect on our business, prospects, financial condition and operating results.
Some of our products and services are new and are only in early stages of commercialization or not yet in the commercialization stage. We are not certain that these products and services will function as anticipated or be desirable to their intended market. Also, some of our products and services may have limited functionalities, which may limit their appeal to customers and put us at a competitive disadvantage. If our current or future products and services fail to function properly or if we do not achieve or sustain market acceptance, we could lose customers or could be subject to claims which could have a material adverse effect on our business, financial condition and operating results. As is typical in a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Because the market for our products and services is new and evolving, it is difficult to predict with any certainty the size of our market and our growth rate, if any. We cannot guarantee that a market for our products or services will develop or that demand for our products and services will emerge or be sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, our business, financial condition and operating results would be materially adversely affected.

Our failure to continue to attract, train, or retain highly qualified personnel could harm our business.
Our success also depends on our ability to attract, train, and retain qualified personnel, specifically those with management and product development skills. In particular, we must hire additional skilled personnel to further our research and development efforts. Competition for such personnel is intense. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business could be harmed.

We depend on our key personnel.
Our success will depend to a significant extent upon the continued service of our senior management and our officers, employees, and Board, and the loss of services from any of such key personnel could have a material adverse effect on our business or results of operations. Furthermore, our strategy will depend on our ability to identify, recruit and retain key management and operational personnel. The competition for such employees is

intense, and there can be no assurance we will be successful in such efforts. Any labor unrest or attempts to unionize by our employees or independent contractors could have a material adverse effect on our business.

We have outstanding debt and material contractual obligations.
As of July 31, 2023, we owe a total of $3.9M to Silicon Valley Bank and/or its assignees, pursuant to a credit facility, which obligations are fully secured by the assets of the Company (except for our fleet vehicles), for the purpose of providing working capital to the Company pursuant to the terms contained therein. If we are unable to service this debt in the future, it would negatively affect the value of the Company and could have a material adverse effect on our business. As of July 31, 2023, we owe a total of $10M to Escalate Capital IV, LP, and/or its assignees, pursuant to a credit facility, which obligations are fully secured by the assets of the Company, for the purpose of providing working capital to the Company pursuant to the terms contained therein. If we are unable to service this debt in the future, it would negatively affect the value of the Company and have a material adverse effect on our business. In addition, we have monthly obligations to our employees and vendors, such as for our fleet vehicles. If we do not make timely payments, our relationship with such vendors could be harmed and such vendors may cease doing business with the Company, and it could have a material adverse effect on our business.

Our operating plan does not provide significant flexibility when compared to the proceeds we are raising in the Financing.
Our operating plan is based on assumptions and goals that management feels are attainable, however, we can make no assurances that such assumptions will turn out to be valid or such goals will be attained. In particular, we will remain dependent on fundraising until we achieve a positive total net income. If we do not achieve the goals set forth in our revised forecasts, we will not have any cushion in our cash reserves and our business may be materially and adversely affected.

If the performance of our business does not meet our revised operating plan, we may need to raise additional capital, which may not be available on commercially reasonable terms.
If the performance of our business does not meet our revised operating plan, we may need to raise additional capital in the short term to continue to fund our operations. There can be no assurance that additional funding will be available for a variety of reasons not excluding the general status of the economy. In addition, we cannot ensure that any such funding will be available on commercially reasonable terms or that such funding will not cause significant dilution to our existing stockholders.

We may be dependent upon additional capital infusions in order to continue operating.
From time to time, we may require additional funding to meet our future operating and capital expenditure requirements, including those incurred in hiring experienced personnel, developing our product's functionality, investigating the legal restrictions on our business, if any, executing contracts with strategic partners and attracting users. We may seek, in the future, to raise additional funds through private sales of securities, strategic relationships, bank financings, or otherwise. There can be no assurance that such financings will be available

when needed or on terms that our management team finds acceptable. Failure to secure any necessary infusions of capital may have a materially adverse impact on our business.

There is no public market for our shares
There is no public market for any of shares, including the shares of the Company's capital issuable upon conversion of the Preferred Stock, and it is not expected that such a market will develop in the near future and may never develop.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Alto Experience Inc.
By /s/ *Winton Lee Coleman*
Title: CEO and Chairman of the Board

By /s/ *Winton Lee Coleman*
Name: Winton Lee Coleman
Title: CEO and Chairman of the Board

By /s/ *Patrice Crisinel*
Name: Patrice Crisinel
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Alto Experience, Inc.

Consolidated Financial Statements (Unaudited)

As of and for the years ended December 31, 2025 and 2024

Alto Experience, Inc.

TABLE OF CONTENTS

	Page
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024	
Consolidated Balance Sheets (Unaudited)	1
Consolidated Statements of Net Loss (Unaudited)	2
Consolidated Statements of Stockholders' Equity (Deficit) (Unaudited)	3
Consolidated Statements of Cash Flows (Unaudited)	4
Notes to Consolidated Financial Statements (Unaudited)	5

Alto Experience, Inc.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	As of December 31, 2025	As of December 31, 2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 5,439,655	$ 5,237,290
Restricted cash	9,085,755	2,405,998
Accounts receivable, net	700,095	302,314
Prepaid expenses and other current assets	5,252,764	1,337,213
Total current assets	20,478,269	9,282,815
NONCURRENT ASSETS		
Property and equipment, net	33,862,640	17,823,099
Capitalized software, net	2,630,596	3,093,094
Other noncurrent assets	3,088,237	4,041,197
Total noncurrent assets	39,581,473	24,957,390
TOTAL ASSETS	$ 60,059,742	$ 34,240,205
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Accounts payable	$ 1,552,765	$ 1,270,644
Lease liability - current	12,297,690	7,101,967
Other current liabilities	8,944,258	4,901,251
Current portion of notes payable	3,772,498	3,984,635
Total current liabilities	26,567,211	17,258,497
NONCURRENT LIABILITIES:		
Notes payable (net of discount)	47,353,043	14,567,693
Lease liability - noncurrent	20,787,136	9,885,711
Other noncurrent liabilities	4,052,240	4,000,000
Total noncurrent liabilities	72,192,419	28,453,404
Total liabilities	98,759,630	45,711,901
STOCKHOLDERS' EQUITY (DEFICIT):		
Series A convertible preferred stock, $0.00001 par value—10,292,433 shares authorized; 9,753,971 shares issued and outstanding	98	98
Series B convertible preferred stock, $0.00001 par value—15,893,986 shares authorized; 15,804,966 shares issued and outstanding	158	158
Series C convertible preferred stock, $0.00001 par value—44,240,817 shares authorized; 38,304,077 shares issued and outstanding	383	383
Series CF convertible preferred stock, $0.00001 par value—3,676,470 shares authorized; 1,605,583 shares issued and outstanding	16	16
Common stock $0.00001 par value—119,000,000 and 115,000,000 shares authorized in 2024 and 2023, respectively; 5,895,994 and 5,895,964 shares issued and outstanding in 2024 and 2023, respectively	59	59
Additional paid-in capital	127,182,382	126,745,087
Accumulated deficit	(165,882,984)	(138,217,497)
Total stockholders' equity (deficit)	(38,699,888)	(11,471,696)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 60,059,742	$ 34,240,205

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alto Experience, Inc.
CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

	For the years ended December 31,	
	2025	**2024**
Revenue	$ 77,449,193	$ 32,860,913
Cost of revenue	67,854,351	31,193,782
Gross profit	9,594,842	1,667,131
Operating expenses		
General and administrative	21,168,273	15,760,161
Depreciation and amortization	1,411,769	1,395,953
Sales and marketing	691,487	3,000,289
Vehicle operating costs	7,934,308	3,697,617
Research and development	106,177	176,057
Total operating expenses	31,312,014	24,030,077
LOSS FROM OPERATIONS	(21,717,172)	(22,362,946)
OTHER (EXPENSE) INCOME:		
Interest expense	(6,472,273)	(2,192,903)
Other income - net	523,958	422,186
Total other (expense)	(5,948,315)	(1,770,717)
NET LOSS	$ (27,665,487)	$ (24,133,663)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alto Experience, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

	Convertible Preferred Stock Series A		Convertible Preferred Stock Series B		Convertible Preferred Stock Series C		Convertible Preferred Stock Series CF		Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
BALANCE — January 1, 2024	**9,753,971**	**98**	**15,804,966**	**158**	**38,304,077**	**383**	**-**	**-**	**5,895,964**	**59**	**122,887,890**	**(114,083,834)**	**8,804,754**
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(24,133,663)	(24,133,663)
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	924,009	-	924,009
Issuance of warrants	-	-	-	-	-	-	-	-	-	-	375,239	-	375,239
Issuance of common stock for options exercised	-	-	-	-	-	-	-	-	30	-	53	-	53
Issuance of preferred stock	-	-	-	-	-	-	1,605,583	16	-	-	2,557,896	-	2,557,912
Other Adjustments	-	-	-	-	-	-	-	-	-	-	-	-	-
BALANCE — December 31, 2024	**9,753,971**	**98**	**15,804,966**	**158**	**38,304,077**	**383**	**1,605,583**	**16**	**5,895,994**	**59**	**126,745,087**	**(138,217,497)**	**(11,471,696)**
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(27,665,487)	(27,665,487)
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	419,942	-	419,942
Issuance of warrants	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of common stock for options exercised	-	-	-	-	-	-	-	-	-	-	17,353	-	17,353
Issuance of preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Adjustments	-	-	-	-	-	-	-	-	-	-	-	-	-
BALANCE — December 31, 2025	**9,753,971**	**$ 98**	**15,804,966**	**$ 158**	**38,304,077**	**$ 383**	**1,605,583**	**$ 16**	**5,895,994**	**$ 59**	**$ 127,182,382**	**$ (165,882,984)**	**$ (38,699,888)**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

3

Alto Experience, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the years ended December 31,	
CASH FLOWS FROM OPERATING ACTIVITIES:	**2025**	**2024**
Net loss	$ (27,665,487)	$ (24,133,663)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	13,880,974	7,779,831
Gain on disposal of property and equipment	(683,293)	(206,839)
Stock compensation	419,942	924,009
Interest expense	2,375,545	486,289
Other non-cash	2,296,414	380,582
Changes in operating assets and liabilities:		
Accounts receivable, net	(397,781)	480,850
Prepaid expenses and other current assets	(3,915,551)	2,921,648
Accounts payable	282,121	292,854
Lease liability	(6,739,601)	(4,521,743)
Other noncurrent assets	1,023,290	(2,271,789)
Other noncurrent liabilities	52,240	-
Other current liabilities	4,043,007	1,606,801
Net cash used in operating activities	(15,028,180)	(16,261,170)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(138,456)	(331,757)
Proceeds from the sale of fixed assets	708,970	267,171
Capitalized software development costs	(678,564)	(739,074)
Net cash used in investing activities	(108,050)	(803,660)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from the issuance of preferred stock	-	2,748,622
Payment of equity issuance costs	-	(230,012)
Payment of finance leases	(5,900,255)	(1,875,563)
Proceeds from issuance of common stock	17,353	53
Payment of deferred financing costs	(50,000)	-
Payment of long-term debt	(4,048,746)	(1,935,737)
Proceeds from strategic partnership incentives	-	4,000,000
Proceeds from issuance of debt	32,000,000	3,813,696
Net cash provided by financing activities	22,018,352	6,521,059
NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	6,882,122	(10,543,771)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—Beginning of year	7,643,288	18,187,059
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—End of year	$ 14,525,410	$ 7,643,288
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	1,910,674	1,244,587

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alto Experience, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1. DESCRIPTION OF BUSINESS

Alto Experience, Inc. (the "Company" or "Alto"), was incorporated in Delaware in 2018. Alto is a ride-hailing service. Passengers request rides via the Alto app or other third-party apps and are matched with a vehicle and driver. Alto owns and maintains a fleet of vehicles and uses W-2 employee drivers to ensure its clients have a clean, safe, and high-quality ride. The Company vets, hires, and trains drivers for high emotional intelligence and a commitment to service, so they are attuned to clients' needs and uses vehicle telematics to score and manage the performance of drivers for safe behaviors. Alto's passenger app provides passengers the ability to customize their ride by setting their in-car preferences for rides like music, lights, and conversation level.

The Company is located and headquartered in Dallas, Texas. Other offices operated by the Company are in Houston, Texas, Miami, Florida, and Los Angeles, California. The Company's revenues are derived solely from operations in the United States.

Risks and Uncertainties—The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

Going Concern —The accompanying unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses since its inception, including a net loss of $27,665,487 for the year ended December 31, 2025. In addition, as of December 31, 2025, the Company had an accumulated deficit of $165,882,984. The Company expects to continue to generate operating losses for the foreseeable future. Based on these projections, the Company does not have sufficient cash on hand or available liquidity that can be utilized to sustain its operations and to meet its obligations as they become due within one year after the date that the unaudited consolidated financial statements are issued, which could also result in failure to meet future debt compliance requirements. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

In response to these conditions, management is evaluating several plans to raise additional funding, including arrangements with potential strategic partners, or through debt and equity financing. However, these plans have not been finalized, are subject to market conditions, and are not within the Company's control, and therefore cannot be deemed probable. As a result, the Company has concluded that management's plans do not alleviate substantial doubt about the Company's ability to continue as a going concern.

The unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Principles of Consolidation—The unaudited consolidated financial statements include the accounts of Alto Experience Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited financial statements, and the reported amounts of income and expense during the reporting period. The most significant estimates relate to the selection of useful lives of property and equipment, capitalization of internally developed software and associated useful lives, and estimates of reserves for workers' compensation and automobile insurance loss claims. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the unaudited financial statements; therefore, actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2025 and 2024, cash consists primarily of checking and savings deposits. The Company's cash balances exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

Restricted Cash and Cash Equivalents—Restricted cash is pledged as security for letters of credit or other collateral amounts established by the Company for certain insurance policies. Restricted cash and cash equivalents are classified as current or non-current assets based on the contractual or estimated term of the remaining restriction.

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are stated at net realizable value. The majority of customers are not extended credit and therefore time to maturity for receivables is short. Periodically, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company generally does not require any security or collateral to support its receivables.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for employee-related computers, site-related computer hardware and software, and five years for furniture and fixtures and other office equipment. Leasehold improvements and leased vehicles are amortized over the shorter of the lease-term or the estimated useful life of the related asset.

Intangible assets—The Company's intangible assets consist primarily of its internally developed software. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The internally developed software is amortized over a five-year useful life.

Revenue Recognition—The Company generates its revenues on a per-ride basis by both members and non-members, partnerships with businesses to provide rides for their customers or delivery of products, and subscription-based arrangements that allow customers to access its on-demand application service. Subscription arrangements are month-to-month or annual.

Revenues are recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services.

The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- identify the contract with a customer,
- identify the performance obligations in the contract,
- determine the transaction price,

- allocate the transaction price to performance obligations in the contract, and
- recognize revenue as the performance obligation is satisfied.

The services provided by the Company for the subscription-based arrangements are considered stand-ready performance obligations where customers benefit from the services evenly throughout the service period. Subscription revenue is primarily recognized on a ratable basis over the contractual subscription period of the arrangement beginning when or as control of the promised services is transferred to the customer as this reflects the pattern of transfer for these services, which is generally from one to 12 months. Per-trip revenue is recognized at the time of service, which is at the time of payment.

Payment Terms

Payment terms for memberships generally include advance payment requirements through the use of a credit card. Payment terms for per ride revenue generally are directly post ride through the use of a credit card with the exception of business partnerships, which are generally invoiced at the end of the month for all rides occurring in that month. The time between a customer's payment and the receipt of funds is not significant. Contracts with customers do not result in significant obligations associated with returns, refunds or warranties. The Company's payment terms are generally fixed and do not include variable revenues. The major service lines and associated timing of revenue recognition are as follows:

	For year ended December 31, 2025	For year ended December 31, 2024
Major Service Lines	Revenue	Revenue
Membership revenue	$ 2,708,832	$ 3,425,358
Per trip business to consumer revenue	72,009,639	25,546,222
Per trip business to business revenue	2,730,722	3,889,333
Total revenue	77,449,193	32,860,913
Timing of Revenue Recognition		
Point in time	74,740,361	29,435,555
Services transferred over time	2,708,832	3,425,358
Total revenue	$ 77,449,193	$ 32,860,913

Contract Assets and Contract Liabilities (Deferred Revenue)—A contract asset results when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time (i.e. type of unbilled receivable). The Company does not have any material unbilled receivables and, therefore, does not have any contract assets. The Company only has accounts receivable as disclosed on the face of its unaudited consolidated balance sheets.

The Company records contract liabilities to deferred revenue when the Company receives customer payments in advance of the performance obligations being satisfied on the Company's contracts. The Company generally invoices its customers monthly, quarterly, or annually in advance of services being provided. The Contract liability balance as of January 1, 2025 was $853,201. The Company recognized $853,201 of revenue during the fiscal year ended December 31, 2025, from the beginning contract liability balance. All deferred revenue will be recognized as short-term as it pertains to contracts that are 12 months or less. Short-term deferred revenue was $827,178, $853,201 and $899,738 as of December 31, 2025, 2024, and 2023, respectively.

Cost of Revenue—Cost of revenue consists primarily of hosting costs, merchant and credit card processing fees, depreciation and amortization, fuel, vehicle storage, vehicle insurance, tolls, SAAS subscriptions, and compensation of operations and support personnel associated with the delivery of transportation services to customers.

Sales and Marketing—Sales and marketing expenses consist of travel, trade show sponsorships and events, conferences, other offline media, Internet advertising costs and brand development related services. Costs associated with the Company's advertising are expensed as incurred. Advertising expense was $613,720 and $2,865,907 for the years ended December 31, 2025 and 2024, respectively.

General and Administrative—General and administrative expenses include compensation and employee benefits for employees not related to driving, facility costs (including rent), bad debt costs, professional service fees, SaaS subscriptions, employee recruiting, insurance premiums and other general overhead costs.

Research and Development—Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include design software subscriptions, user testing and any other non-capitalizable R&D related expenses excluding salaries.

Depreciation and Amortization —Depreciation and amortization costs include depreciation of office equipment, leasehold improvements, and amortization of internally developed software.

Vehicle Operating Costs —Vehicle operating costs include costs related to vehicle onboarding, vehicle repairs and maintenance, plates and registrations and auto insurance reserves.

Software Development Costs—The Company capitalizes certain development costs incurred in connection with its internal use software and user application. These capitalized costs are primarily related to the Company's software, which coordinates the drivers and customers to perform the core transportation services. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing, at which time, the software features are released and ready for intended use. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally five years.

Impairment of Long-Lived Assets—The Company assesses long-lived assets for impairment in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification ("ASC") 360, *Property, Plant and Equipment*. Long-lived assets (asset group), such as property and equipment and capitalized software development costs subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. As of December 31, 2025 and 2024, no impairment charge has been recorded.

Stock-Based Compensation—The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant, net of estimated forfeitures. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. For stock options with performance conditions, the Company records compensation expense when it is deemed probable that the performance condition will be met. The Company uses the Black-Scholes-Merton ("Black-Scholes") option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option's expected term and the price volatility of the underlying stock. The Company elected to apply the practical expedient to use a valuation performed in accordance with specified U.S. Treasury regulations related to Internal Revenue Code Section 409A for the current price input assumption.

Fair Value Measurements—Fair value accounting is applied for all assets and liabilities that are recognized or disclosed at fair value in the unaudited financial statements on a recurring basis (at least annually). Long-lived assets are evaluated on a non-recurring basis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and disclosures about fair value measurements.

Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value of the embedded redemption features derivatives was calculated using unobservable inputs (Level 3 fair value measurements). The fair value of the embedded derivative liabilities as of December 31, 2025 are as follows:

	Fair Value at December 31, 2025			
	Level 1	Level 2	Level 3	Total
Embedded derivative liability	-	-	10,111,643	10,111,643

Comprehensive Loss— The Company's comprehensive loss consists of net loss for all periods presented.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable.

Significant customers are those which represent more than 10% of the Company's total revenue or gross accounts receivable balance at each balance sheet date. During the years ended December 31, 2025 and 2024, the Company did not have any customers that accounted for 10% or more of total revenue. During the years ended December 31, 2025 and 2024, the Company had two customers that accounted for 10% or more of the gross accounts receivable balance.

Leases—The Company leases office spaces as well as vehicles under noncancelable lease agreements, which expire from 2026 through 2029. The Company is required to pay property taxes, insurance, and normal maintenance costs for certain of these facilities and vehicles which are recognized in operating expenses in the period in which the obligation for those payments is incurred. Under the guidance of ASC 842, *Leases*, for each lease agreement the Company separately recognizes the lease liability and the right-of-use asset, refer to Note 6. There are no restrictions or covenants imposed by these leases. The Company has elected to use the practical expedient under ASC 842 for private companies which allows the use of a risk-free rate as the discount rate for all leases. As such, the Company uses the US Prime rate for all office leases and the stated rates by the leasing company for all vehicle leases as the incremental borrowing rates.

The Company has short-term office leases which are recognized on a straight-line basis over the lease term.

No material lease transactions were entered into with related parties.

Recently issued accounting pronouncements
In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which will require the Company to disclose additional qualitative information for specific categories of reconciling items and individual jurisdictions that result in differences between the statutory and effective tax rates. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 is effective

for the Company beginning January 1, 2026, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company's unaudited consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. The ASU amends the existing standard to remove all references to prescriptive and sequential software development project stages. Under this guidance, eligible software development costs will begin capitalization when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. In evaluating whether it is probable the project will be completed, management is required to consider whether there is significant uncertainty associated with the development activities of the software. This guidance is effective for all annual periods beginning after December 15, 2027, with early adoption permitted. The guidance may be applied on a prospective basis, a modified basis for in-process projects, or a retrospective basis. The Company is currently in the process of evaluating the effects of this pronouncement on the Company's unaudited consolidated financial statements.

3.   PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2025 and 2024, are composed of the following:

	2025	2024
Vehicles	$ 39,950,556	$ 19,022,981
Right of use asset - office lease	10,234,159	10,081,884
Computer equipment	110,605	96,868
Leasehold improvements	862,492	831,163
Furniture	369,382	346,323
Total property and equipment	51,527,194	30,379,219
Less accumulated depreciation	(17,664,554)	(12,556,120)
Total Property and equipment - net	$ 33,862,640	$ 17,823,099

Total depreciation expense for the years ended December 31, 2025 and 2024, was $12,739,912 and $6,611,889, respectively.

4.   CAPITALIZED SOFTWARE, NET

Capitalized software as of December 31, 2025 and 2024, consisted of the following:

	2025	2024
Capitalized internal software	$ 11,406,917	$ 10,728,353
Less accumulated amortization	(8,776,321)	(7,635,259)
Capitalized Software - Net	$ 2,630,596	$ 3,093,094

The Company's capitalized software placed in service totaled $692,979 and $1,022,188 during the years ended December 31, 2025 and 2024, respectively. Total amortization expense for capitalized software costs for the years ended December 31, 2025 and 2024, was $1,141,062 and $1,167,942, respectively, and is included in Depreciation and amortization in the accompanying unaudited consolidated statements of net loss. As of December 31, 2025, expected amortization expense over the remaining capitalized software asset lives is as follows:

2026	$ 1,043,252
2027	$ 813,588
2028	$ 436,866
2029	$ 229,179
2030	$ 62,682
	$ 2,585,567

5.   OTHER LIABILITIES

Other current liabilities as of December 31, 2025 and 2024, are composed of the following:

	2025	2024
Accrued hosting services	$ 23,952	$ 23,878
Legal Settlements	460,000	-
Fleet related expenses	778,676	273,351
Marketing expenses	22,022	10,000
Accrued payroll / payroll taxes	791,352	907,148
Unearned revenue	827,178	853,201
Amounts owed to credit card processors	484,559	291,887
Insurance reserves	4,952,272	2,236,878
Other	604,247	304,908
Total Other Current Liabilities	$ 8,944,258	$ 4,901,251

Insurance reserves include amounts accrued for estimated unpaid losses associated with future auto liability and workers' compensation insurance claims that have been incurred but not yet reported as of the balance sheet date. These estimates are developed based on historical loss data and actuarial assumptions and have generally increased due to higher overall vehicle and labor utilization.

In August 2024, the Company signed a fleet program strategic partnership agreement with Uber Technologies, Inc. ("Uber"), thereby permitting the Company to operate its vehicles on the Uber platform. As part of this agreement, Uber offered usage-based incentives payable to the Company contingent on the achievement of certain milestones. These incentives are convertible at any time by Uber into a number of shares of the Company's preferred stock. The Company received $4,000,000 related to these incentives as of December 31, 2024, which was recorded in Other noncurrent liabilities on the unaudited consolidated balance sheets.

6.   COMMITMENTS AND CONTINGENCIES

Leases—Leases are comprised of real estate and vehicle leases. The real estate category consists of operating leases of office space and vehicle storage. Vehicle leases are classified as both operating and finance leases. The Company has elected to use the practical expedient of not separating lease and nonlease components for the vehicle leases.

Lease liabilities are composed of the following:

| As of December 31 | 2025 | | 2024 | |
	Current Liabilities	Long Term Liabilities	Current Liabilities	Long Term Liabilities
Real Estate Leases	$ 1,591,051	$ 4,143,040	$ 1,776,225	$ 5,598,777
Vehicle Leases - Operating	5,217,185	3,337,062	4,574,209	3,621,714
Vehicle Leases - Finance	5,489,454	13,307,034	751,533	665,219
Total Lease Liabilities	$ 12,297,690	$ 20,787,136	$ 7,101,967	$ 9,885,710

Right of use assets are recorded in Property and equipment, net on the unaudited consolidated balance sheets. Right of use assets at net book value as of December 31, 2025 and 2024, are composed of the following:

	2025	2024
Real Estate ROU Asset	$ 5,106,457	$ 6,717,400
Vehicle ROU Asset - Operating	6,152,309	8,207,081
Vehicle ROU Asset - Finance	22,120,097	2,212,260
Total Right of Use Assets	$ 33,378,863	$ 17,136,741

Given the nature of the expenses to the business, vehicle expenses and vehicle storage real estate expenses are in Cost of revenue on the unaudited consolidated statements of net loss.

The future lease payments on right of use assets are as follows:

	Vehicle Related (Operating)	Vehicle Related (Finance)	Real Estate Related
2026	$ 5,015,709	$ 7,311,540	$ 1,868,679
2027	3,010,767	7,037,251	1,794,953
2028	2,716	4,746,550	1,600,672
2029	-	3,217,580	1,066,675
2030	-	-	-
Thereafter	-	-	-
Total undiscounted lease payments	8,029,192	22,312,921	6,330,979
Present value adjustment	525,055	(3,516,433)	(596,888)
Present value of lease payments	$ 8,554,247	$ 18,796,488	$ 5,734,091

The Company recognized right-of-use assets of $8,331,811 and $13,448,412, in exchange for new operating lease liabilities during 2025 and 2024, respectively, and $24,658,631 and $2,089,890 for new finance lease liabilities during 2025 and 2024, respectively.

The Company has short-term office leases which are recognized on a straight-line basis over the lease term. Rental expense for these operating leases for the years ended December 31, 2025 and 2024, was $676,808 and $20,454, respectively.

The Company recognized sublease income of $108,223 for the year ended December 31, 2025, which was recorded in the General and administrative line of the unaudited consolidated statements of net loss.

The weighted average remaining term of office and vehicle operating leases are 47.07 months and 19.65 months, respectively. The weighted average discount rate for office and vehicle operating leases is 5.57% and 6.91%, respectively. The weighted average remaining term and weighted average discount rate for vehicle finance leases are 39.46 months and 7.62%, respectively.

Litigation—From time to time, in the normal course of business, we are a party to litigation matters and claims, including purported class action lawsuits. Such matters can be expensive and disruptive to our normal business operations. The results of the Company's legal proceedings are inherently unpredictable, and our view of these matters may change in the future as the litigation and events related thereto unfold.

7.   NOTES PAYABLE

Term Loans

On March 21, 2022, the Company entered into a five-year Loan and Security Agreement with Escalate Capital IV, LP ("Escalate Loan"), providing a total potential term loan commitment of $12,500,000, with an initial borrowing of $5,000,000. The Company subsequently borrowed an additional $5,000,000 during 2022, for a total of $7,750,000 outstanding as of December 31, 2025. The loan is payable in monthly installments beginning April 30, 2025, with a maturity date of March 31, 2027. Interest shall be payable in cash on the outstanding principal amount (as increased by interest that is paid-in-kind) at a rate equal to 9.00% per annum and interest shall be payable in-kind ("PIK") on (and thereby increase) the outstanding principal amount of the outstanding term loan advances at a rate of 2.75% per annum. Accrued interest is due and payable monthly, in arrears, on the last business day of each calendar month. On October 25, 2024, the Escalate Loan was amended to increase the interest rate to 12.5% per annum, to eliminate the PIK interest accrual moving forward, and to reduce the monthly principal payments to $250,000 from April 2025 to March 2026, $300,000 from April 2026 to February 2027, with the remaining balance, including all accrued PIK interest, owed at maturity. The agreement contains various covenants, including a requirement to maintain a Maximum Total Funded Debt to Average Monthly Revenue ratio, as defined within the agreement, of 6.00 to 1.00 each month, beginning on January 1, 2023. The Company was in compliance with all applicable covenants under the Escalate Loan as of December 31, 2025. In connection with the term loan advances, detachable common stock warrants were issued to Escalate Capital IV, LP to purchase a total of 263,551 common stock shares at an exercise price of $0.84 per share. The warrants vest 40% immediately and 8% per additional $1,000,000 incremental borrowing, with 210,841 shares vested and exercisable as of December 31, 2025. The warrants have an expiration date of March 21, 2032. The fair value of the warrants was recorded as a debt discount to the term loans, with a corresponding increase to additional paid-in capital. The debt discounts are amortized over the life of the term loans. At the time of conversion, any unamortized discounts associated with the term loans will be fully amortized and recorded as interest expense. The obligations under the Escalate Loan are secured by a second priority interest in substantially all of the Company's assets.

On March 21, 2022, the Company entered into a $5,000,000 Loan and Security Agreement with Silicon Valley Bank ("SVB Loan"), with a maturity date of June 2, 2025. The loan is payable in monthly installments beginning February 1, 2023. In connection with the SVB Loan, detachable common stock warrants were issued to Silicon Valley Bank to purchase a total of 73,209 common stock shares at an exercise price of $0.84 per share. The warrants vest 50% immediately, 38% upon an initial borrowing of $5,000,000 and 12% upon the borrowing of an additional $2,500,000. As of December 31, 2025, 64,058 shares are vested and exercisable. The warrants have an expiration date of March 20, 2034. The fair value of the warrants was recorded as a debt discount to the term loans, with a corresponding increase to additional paid-in capital. In March 2025, the Company voluntarily repaid in full its outstanding SVB Loan prior to the maturity date of June 2, 2025 and recognized a loss on extinguishment of $40,466. As a result of the repayment, the Company has no remaining obligations under the SVB Loan as of December 31, 2025.

Principal outstanding and unamortized debt discount costs for the term loans were as follows at December 31, 2025 and 2024:

	2025	2024
Principal outstanding, including accrued PIK interest	$ 8,427,099	$ 12,475,846
Unamortized debt discount	(75,816)	(200,581)
Total term loan debt	$ 8,351,283	$ 12,275,265

Convertible Notes
On December 13, 2023, the Company entered into a Convertible Promissory Note (the "Convertible Note") with Broader Media Holdings, LLC ("iHeart"), a strategic marketing partner, pursuant to which iHeart agreed to lend the Company $2,500,000 in the form of media and advertising inventory on radio stations owned and operated by iHeartMedia + Entertainment, Inc. ("iHeartMedia"). The Convertible Note matures on December 13, 2027 and bears interest at a rate of 4.5% per annum, payable upon maturity. The Convertible Note is convertible upon certain contingent events, including a change of control, public offering, or upon completion of a new financing round in excess of $20,000,000. Additionally, if the Convertible Note remains unconverted upon maturity, and the Company's cash balance exceeds $5,000,000, it may opt to redeem the note using cash at 100% of the principal amount plus accrued and unpaid interest, or convert it into shares of the Company's preferred stock; however, if the Company's cash balance is below $5,000,000 at maturity, iHeart may elect to compel redemption in cash or conversion into preferred stock. The conversion rate is equal to the outstanding principal balance plus all accrued and unpaid interest divided by 80% of:

- In the case of a change of control, the price per share being paid to the Company's most recently issued preferred shares,
- In the case of a public offering, the final price per share offered in the public offering,
- In the case of the completion of a new financing round, the original issue price per share that is issued in the financing round, or
- Upon maturity, the then fair market value of the Company's most recently issued preferred shares.

These conversion options are considered embedded redemption features that meet the definition of a derivative and have been recognized at the fair value of $625,000 as a separate derivative liability under ASC 815, *Derivatives and Hedging*, with an offsetting amount recognized as a discount on debt issuance that will be amortized using the effective interest method over the life of the Convertible Note.

On October 28, 2024, the Company entered into Convertible Promissory Notes (the "2024 Convertible Notes") with several new and existing investors for a principal amount of $3,869,976. The 2024 Convertible Notes mature on October 23, 2028 and bear interest at a rate of 14.5% per annum, payable in arrears monthly commencing on January 1, 2025. The 2024 Convertible Notes are payable in equal monthly installments beginning on November 1, 2026. The conversion option is triggered upon the completion of a qualified financing round in excess of $10,000,000, or by the election of the Company and the majority investors of the notes. In the case of a successful qualified financing round, the conversion rate is equal to the greater of the outstanding principal balance plus all accrued and unpaid interest divided by either:

- 80% of the per share price of the shares sold in the financing round, or
- $150,000,000 divided by the fully diluted capitalization of the Company immediately prior to the closing of the qualified financing round.

The 2024 Convertible Notes conversion options are considered embedded redemption features that meet the definition of a derivative and have been recognized at the fair value of $967,494 as a separate derivative liability under ASC 815, *Derivatives and Hedging*, with an offsetting amount recognized as a discount on debt issuance that will be amortized using the effective interest method over the life of the Convertible Note.

In connection with the issuance of the 2024 Convertible Notes, the Company issued warrants to purchase 2,770,212 shares of Series C-1 preferred stock at an exercise price of $0.6985 per share. The warrants have an expiration date of October 23, 2035. The fair value of the warrants was recorded as a debt discount to the 2024 Convertible Notes, with a corresponding increase to additional paid-in capital. The debt discounts are amortized over the life of the notes. At the time of conversion, any unamortized discounts associated with the notes will be fully amortized and recorded as interest expense.

On March 14, 2025, the Company entered into a Convertible Note Purchase Agreement (the "March 2025 Convertible Notes") with Neben Holdings, LLC ("Neben Holdings"), an affiliate of Uber Technologies, Inc., pursuant to which Neben Holdings agreed to lend the Company up to $20,000,000 through multiple closings. The March 2025 Convertible Notes bear interest at a rate of 10% per annum, mature on June 30, 2027, and are convertible into shares of the Company's preferred stock. The conversion rate is equal to the outstanding principal balance plus all accrued and unpaid interest divided by 80% of the price per share paid in the next qualified financing round. The March 2025 Convertible Notes conversion option is considered an embedded redemption feature that meets the definition of a derivative and has been recognized at the fair value of $5,400,000 as a separate derivative liability, with an offsetting amount recognized as a discount on debt issuance that will be amortized using the effective interest method over the life of the Convertible Note.

On October 17, 2025, the Company entered into additional secured convertible promissory notes (the "October 2025 Convertible Notes") with Neben Holdings for an aggregate principal amount of $9,000,000. The October 2025 Convertible Notes bear interest at a rate of 10% per annum, mature on June 30, 2027, and are convertible into shares of the Company's preferred stock. The conversion discount is 90% of the price per share in the next qualified financing round if converted prior to February 1, 2026, or 80% of such price thereafter, subject to a valuation cap equal to $150,000,000. The October 2025 Convertible Notes conversion option is considered an embedded redemption feature that meets the definition of a derivative and has been recognized at the fair value of $2,296,233 as a separate derivative liability, with an offsetting amount recognized as a discount on debt issuance that will be amortized using the effective interest method over the life of the Convertible Note.

In December 2025, the Company entered into an additional secured convertible promissory note (the "December 2025 Convertible Note") with Neben Holdings for a principal amount of $3,000,000. The December 2025 Convertible Note bears interest at a rate of 10% per annum, matures on June 30, 2027, and carries the same conversion terms as the October 2025 Convertible Notes. The December 2025 Convertible Notes conversion option is considered an embedded redemption feature that meets the definition of a derivative and has been recognized at the fair value of $753,288 as a separate derivative liability, with an offsetting amount recognized as a discount on debt issuance that will be amortized using the effective interest method over the life of the Convertible Note.

The conversion options for the March, October, and December 2025 Convertible Notes are triggered upon the completion of a qualified equity financing round in excess of $10,000,000, or at the election of Neben Holdings in the event of a non-qualified equity financing round, a change of control event, or at maturity.

The net carrying amounts of the convertible notes at December 31, 2025 and 2024, were as follows:

	2025	2024
Principal outstanding	$ 38,600,832	$ 6,488,332.00
Unamortized discount	(7,736,299)	(1,857,950)
Convertible note, net	$ 30,864,533	$ 4,630,382
Embedded derivative liability	$ 10,111,643	$ 1,646,681.00

Future maturities of principal under the term loans and convertible notes for each of the next five years as of December 31, 2025 are as follows:

	Term Loans	Convertible Notes	Total
2026	$ 3,450,000	$ 322,498	$ 3,772,498
2027	4,977,099	33,934,988	38,912,087
2028	-	1,612,490	1,612,490
2029	-	-	-
2030	-	-	-
Total	$ 8,427,099	$ 35,869,976	$ 44,297,075

The following table sets forth the total interest expense recognized related to the Company's long-term debt for the years ended December 31, 2025 and 2024:

	2025	2024
Contractual interest expense	$ 3,748,809	$ 1,758,134
Amortization of debt discount and issuance costs	2,722,910	434,769
Total interest expense	$ 6,471,719	$ 2,192,903

8.   CONVERTIBLE PREFERRED STOCK

Convertible preferred stock as of December 31, 2025 and 2024, consisted of the following:

	2025				2024			
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value
Series A	10,292,433	9,753,971	$ 1.41	$ 13,772,501	10,292,433	9,753,971	$ 1.41	$ 13,772,501
Series B	15,893,986	15,804,966	2.90	45,829,467	15,893,986	15,804,966	2.90	45,829,467
Series C	44,240,817	38,304,077	1.45	54,171,498	44,240,817	38,304,077	1.45	54,171,498
Series CF	3,676,470	1,605,583	1.74	2,788,014	3,676,470	1,605,583	1.74	2,788,014
	74,103,706	65,468,597		116,561,480	74,103,706	65,468,597		$ 116,561,480

In March of 2024, the Company's certificate of incorporation was amended to designate and authorize the Company to issue a cumulative number of 74,103,706 shares of preferred stock, of which 10,292,433 shares are designated as Series A convertible preferred stock, 15,893,986 are designated as Series B convertible preferred stock, 44,240,817 are designated as Series C convertible preferred stock, and 3,676,470 are designated as Series CF convertible preferred stock.

In March of 2024, the Company completed its Series CF Regulation Crowdfunding Offering through StartEngine Crowdfunding, Inc., raising $2,788,014 in cash related to the issuance of 1,605,583 Series CF preferred stock shares. In conjunction with the issuance of Series CF preferred shares, the Company incurred issuance costs in the amount of $230,102 related to fees and commissions paid to StartEngine.

In March of 2023, the Company completed its initial Series C Funding Round, raising an additional $11,956,992 in cash related to the issuance of 2,547,564 Series C preferred stock shares.

The holders of Series A, Series B, Series C and Series CF convertible preferred stock have various rights and preferences as follows:

Voting—Each share of Series A, Series B and Series C convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as below:

Holders of a majority of the Series A, Series B, and Series C preferred stock are entitled to elect, voting as a separate class, five members to the Company's board of directors (the "Board of Directors").

Holders of a majority of the common stock are entitled to elect, each voting separately as a class, two members to the

Board of Directors.

Holders of Series CF convertible preferred stock do not have voting rights.

Dividends—The holders of preferred stock shall be entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock, a dividend on each outstanding share of preferred stock in an amount at least equal to (i) in the case of a dividend on common stock, the product of (A) the dividend declared on such common stock and (B) the number of shares of common stock issuable upon conversion of a share of preferred stock, (ii) in the case of a dividend on a class or series of capital stock that is convertible into common stock, the product of (A) the dividend declared and (B) the number of shares of common stock issuable upon conversion of such preferred stock, divided by the number of shares of common stock issuable upon conversion of a share of such class or series of capital stock, or (iii) in the case of a dividend on any class or series that is not convertible into common stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock and (B) the applicable Original Issue Price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of preferred stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest preferred stock dividend.

After payment of such dividends on the preferred stock, any additional dividends or distributions shall be distributed among all holders of common stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then-effective conversion rate. Such dividends are not cumulative. No dividends have been declared or paid on the Company's preferred stock.

Liquidation Preference—In the event of any liquidation, dissolution, or winding-up of the Company, the holders of preferred stock shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, an amount equal to the price per share of $1.30, $1.55, $2.5491, $3.033, $4.6935, $1.04775 and $2.04 for Series AA-1, AA-2, BB-1, BB-2, CC, C-1, and CF, respectively, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, plus any accrued and unpaid dividends and any other declared but unpaid dividends (the "Liquidation Preference"). If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of preferred stock, then the assets of the Company shall be distributed ratably to the holders of preferred stock in proportion to the Liquidation Preference such holders would otherwise be entitled to receive.

After payment of the Liquidation Preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.

Redemption—Preferred stock are not redeemable.

Conversion—Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock. The conversion price per share of Series AA-1, Series AA-2, Series BB-1, Series BB-2, Series CC, Series C-1, and Series CF convertible preferred stock shall be $1.30, $1.55, $2.5491, $3.033, $4.6935, $0.6985, and $2.04 per share, respectively, as defined by the Company's certificate of incorporation, as amended. As of December 31, 2025 and 2024, the conversion ratio for preferred stock was one-to-one.

Each share of AA-1 preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $100,000,000 of gross proceeds (a "Qualified Public Offering") or (ii) the consent of holders of at least 80% of the then-outstanding shares of Series AA-1 preferred stock, voting together as a single class on an as-converted basis.

Each share of AA-2 preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a Qualified Public Offering or (ii) the consent of holders of at least a majority of the then-outstanding shares of Series AA-2 preferred stock, voting together as a single class on an as-converted basis.

Each share of Series BB-1 and Series BB-2 preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a Qualified Public Offering or (ii) the consent of holders of at least two-thirds of the then-outstanding shares of Series BB-1 and Series BB-2 preferred stock, voting together as a single class on an as-converted basis.

Each share of Series CC, Series C-1 or Series CF preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a Qualified Public Offering or (ii) the consent of holders of at least a majority of the then-outstanding shares of Series CC, Series C-1, or Series CF preferred stock, voting together as a single class on an as-converted basis.

9.   COMMON STOCK

In March of 2024, the Company's certificate of incorporation was amended to designate and authorize the Company to issue a cumulative number of 119,000,000 shares of common stock. The Company had 113,104,006 shares of common stock available to issue for purposes of satisfying conversion of preferred stock, the exercise of warrants, the exercise and future grant of common stock options, and for purposes of any future business acquisitions and transactions as of December 31, 2025 and 2024.

The Company issued 49,344 and 30 shares of common stock, resulting in a total of 5,945,338 and 5,895,994 common stock shares outstanding for the years ended December 31, 2025 and 2024, respectively.

10.   STOCK OPTION PLAN

Stock Option Plan—In August 2018, the Company adopted the Alto Experience, Inc., 2018 Long Term Incentive Plan (the "Plan") pursuant to which the Board of Directors may grant nonstatutory stock options to purchase shares of the Company's common stock to outside directors and consultants and nonstatutory stock options, incentive stock options or performance-based awards to purchase shares of the Company's common stock to employees. The Plan initially authorized grants of options up to 3,100,000 shares of the Company's common stock. The Plan was restated in August 2019, June 2021, September 2022, and September 2023 to authorize an additional 23,419,156 shares for an aggregate of 26,519,156 shares reserved for issuance under the Plan. Stock options must be granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options generally have 10-year terms.

Time-Based Vesting Stock Option Awards—Time-based vesting awards vest ratably over a four-year period starting from the date specified in each agreement. A summary of the status of the employee and nonemployee stock options as of December 31, 2024 and 2023, and changes during the year then ended is presented below (the number of options represents ordinary shares exercisable in respect thereof):

Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value
Outstanding, December 31, 2024	5,970,202	$ 0.37	$ -
Granted	0	$ -	
Exercised	(49,344)	$ 0.35	$ 455
Forfeited (unvested)	(169,940)	$ 0.22	
Forfeited (vested)	(170,411)	$ 0.70	
Outstanding - December 31, 2025	5,580,507	$ 0.37	$ 419,651
Exercisable - December 31, 2025	6,861,724	$ 0.42	$ 249,837
Vested and expected to vest - December 31, 2025	11,154,734	$ 0.37	$ 392,356

Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value
Outstanding, December 31, 2023	3,845,637	$ 0.60	$ -
Granted	3,485,635	$ 0.14	
Exercised	(30)	$ 1.75	$ -
Forfeited (unvested)	(416,734)	$ 0.54	
Forfeited (vested)	(944,306)	$ 0.40	
Outstanding - December 31, 2024	5,970,202	$ 0.37	$ -
Exercisable - December 31, 2024	3,312,870	$ 0.48	$ -
Vested and expected to vest - December 31, 2024	5,797,955	$ 0.38	$ -

The weighted average grant-date fair value of options granted during 2024 was $0.08. No options were granted in 2025. The total intrinsic value of options exercised during the years 2025 and 2024 was $455 and $0, respectively.

The Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2025, total unrecognized compensation cost related to unvested stock options was $111,017, which is expected to be recognized over a weighted average period of 1.7 years.

Performance-Based Vesting Stock Option Awards—Performance-based awards require achievement of certain performance criteria to vest, which are predefined by the Compensation Committee of the Board of Directors at the time of grant. A summary of the status of the employee performance awards as of December 31, 2025 and 2024, and changes during the year then ended is presented below (the number of awards represents ordinary shares exercisable in respect thereof):

Performance awards outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value
Outstanding, December 31, 2024	10,010,481	$ 0.15	$ -
Granted	125,000	$ 0.08	
Exercised	-	$ -	$ -
Forfeited (unvested)	(100,000)	$ 0.08	
Forfeited (vested)	-	$ -	
Outstanding - December 31, 2025	10,035,481	$ 0.15	$ 1,833,096
Exercisable - December 31, 2025	4,980,240	$ 0.12	$ 942,048
Vested and expected to vest - December 31, 2025	10,035,481	$ 0.15	$ 1,833,096

Performance awards outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value
Outstanding, December 31, 2023	800,000	$ 0.92	$ -
Granted	9,710,481	$ 0.09	
Exercised	-	$ -	$ -
Forfeited (unvested)	(500,000)	$ 0.15	
Forfeited (vested)	-	$ -	
Outstanding - December 31, 2024	10,010,481	$ 0.15	$ -
Exercisable - December 31, 2024	2,627,620	$ 0.15	$ -
Vested and expected to vest - December 31, 2024	10,010,481	$ 0.15	$ -

The weighted average grant-date fair value of performance awards granted during 2025 was $0.08. The Company records compensation expense on a ratable basis over the derived requisite service period when it becomes probable that the performance condition will be achieved. In the event the Company determines it is no longer probable that we will achieve the performance criteria outlined in the award, all previously recognized compensation expense will be reversed. As of December 31, 2025, total unrecognized compensation cost related to unvested performance-based awards was $434,655, which is expected to be recognized over a weighted average period of 1.7 years.

Stock-Based Compensation Expense—**Employees and Nonemployees**—Stock-based compensation expense recognized for both employees and nonemployees was $419,942 and $924,009 for the years ended December 31, 2025 and 2024, respectively. Stock-based compensation expense was recorded as general and administrative expense in the unaudited consolidated statements of net loss.

Employee Stock Options Valuation—The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The assumptions used to estimate the fair value of stock options granted during the years ended December 31, 2025 and 2024, are as follows:

Option value assumptions	2025 Weighted average	2024 Weighted average
Expected term	6.02	5.81
Volatility	58.21%	61.80%
Interest rate	3.12%	4.15%
Dividend Yield	0.00%	0.00%

Since the Company's stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. The risk-free interest rate assumption is based on observed U.S. Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted. The expected dividend yield is determined based on the Company's history and management's current expectations regarding future dividends. The expected term of the options represents the period of time that options granted are expected to be outstanding. The Company used the straight-line vesting method for options granted to both executive and nonexecutive employees for the years ended December 31, 2025 and 2024.

11. INCOME TAXES

Losses before income taxes for the years ended December 31, 2025 and 2024, are as follows:

	2025	2024
Total	($27,665,487)	($24,133,663)

The components of income tax expense attributable to operations were as follows for the years ended December 31, 2025 and 2024:

	2025	2024
Current:		
Federal	$ -	$ -
State	800	800
Deferred:		
Federal	-	-
State	-	-
Total	$ 800	$ 800

The Company recorded no federal income tax expense for 2025 or 2024. The lack of federal tax expense in 2025 can be attributed to high operational and start-up expenses, which are common among emerging growth companies, resulting in continued net operating losses at the consolidated level throughout 2025. The state tax expense is related to the California minimum tax filing in 2024 and 2025.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax assets and liabilities are included in the other assets and other liabilities category of the unaudited consolidated balance sheets when applicable.

On December 31, 2025, and 2024 the Company had a gross federal net operating loss ("NOL") carryover of

$182,325,170 and $148,209,937, respectively, and has generated multiple state net operating losses for tax years 2025 and 2024. Refer to the chart below itemizing federal and state NOLs as of December 31, 2025. The Tax Cuts and Jobs Act of 2017 permitted federal NOLs to be carried forward indefinitely until fully utilized, but state NOLs follow their own regulations and might decouple from federal treatment.

Net Operating Losses:	Remaining Gross Deferred	Remaining Net Deferred	Remaining Utilization
Federal NOL	$ 182,325,170	$ 38,288,286	Unlimited
Florida NOL	14,069,848	637,166	Unlimited
Virginia NOL	5,647,809	338,869	Unlimited
Maryland NOL	566,695	46,752	Unlimited
District of Columbia NOL	1,834,356	151,334	Unlimited
California NOL	26,573,775	2,349,122	20 Years
Total NOL:	$ 231,017,653	$ 41,811,529	

As of December 31, 2025 and 2024, the Company's deferred tax assets related to federal and state net operating loss carryforwards totaled $41,811,529 and $33,886,869, respectively, before considering any valuation allowance.

The summary of the unrecognized tax benefit and valuation allowance as of December 31, 2025 and 2024 are as follows:

	2025	2024
Deferred Tax Assets:	Federal	Federal
Charitable Contributions	$ 609	$ 216
Stock Compensation	198,954	158,682
NOLs	41,811,529	33,886,869
Debt Issuance Costs	269	277
Total DTA:	42,011,361	34,046,044
Deferred Tax (Liabilities):		
Fixed Assets	(7,542,171)	(2,734,957)
Right of Use Assets - Real Estate	(758,068)	(637,404)
Right of Use Assets - Vehicles	(182,869)	-
Total DTL:	(8,483,108)	(3,372,361)
Valuation Allowance	33,528,253	30,673,683
Net DTA/(DTL):	$ -	$ -

A valuation allowance is recognized if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax asset will not be realized. This evidence is made on a gross basis as opposed to a net basis. The four sources of taxable income to be considered in determining whether a valuation allowance is required include:

- taxable income in prior carryback years, now permitted under the CARES Act of 2020
- future reversals of existing taxable temporary differences
- tax planning strategies
- future taxable income exclusive of reversing temporary differences and carryforwards

Based on the continuation of reoccurring net operating losses within the past three consecutive tax years, a valuation allowance has been recorded for the entire 2025 and 2024 deductible deferred tax assets of $33,528,253 and $30,673,684, respectively. The Company will continue to monitor the four sources of taxable income listed above on an ongoing basis to determine whether we will realize any part of our cumulative deferred tax asset going forward.

The Company recognizes interest and penalties related to unrecognized tax benefits within the Benefit (provision for) income taxes line in the unaudited consolidated statements of net loss. Accrued interest and penalties are included within the related tax liability line in the unaudited consolidated balance sheets. No accrued interest and penalties have been recorded as of and for the years ended December 31, 2025 or 2024, respectively.

The Company is subject to income taxes in the U.S. federal jurisdiction, and the state jurisdictions of California, Virginia, Maryland, District of Columbia, Florida, Texas, and Delaware. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. Company tax years 2025, 2024, 2023, 2022, and 2021 remain open for examination until their statute of limitations expire in each applicable jurisdiction.

12.   SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2025, the date of these unaudited consolidated financial statements, through April 30, 2026, which represents the date the unaudited financial statements were issued, for events requiring recording or disclosure in the unaudited financial statements for the year ended December 31, 2025. The Company concluded that no events have occurred that would require recognition or disclosure in the unaudited consolidated financial statements, except as described below.

On January 30, 2026, the Company entered into a $3,000,000 Convertible Promissory Note Agreement with Neben Holdings. The note bears an interest rate of 10% per annum, matures on June 30, 2027 and is convertible into shares of the Company's preferred stock.

I, Winton Lee Coleman, the Chief Executive Officer of Alto Experience, Inc., hereby certify that the financial statements of Alto Experience, Inc. and notes thereto for the periods ending December 31, 2025 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Alto Experience, Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 30, 2026.

Chief Executive Officer

April 30, 2026